Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM

November 14, 2019	NYSE: WPM

WHEATON PRECIOUS METALS REPORTS STRONG GROWTH IN EARNINGS AND CASH FLOW AND DECLARES FOURTH QUARTERLY DIVIDEND OF 2019

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce its results for the third quarter ended September 30, 2019. All figures are presented in United States dollars unless otherwise noted.

In the third quarter of 2019, Wheaton generated over $140 million in operating cash flow resulting in adjusted net earnings of over $70 million, an increase of 31% and 107%, respectively. In addition, Wheaton had attributable gold production of over 100,000 ounces and remains on track for record annual gold production in 2019.

Operational Overview

	Q3 2019	Q3 2018	Change
Ounces produced
Gold	104,175	106,255	(2.0)%
Silver	6,095	5,584	9.2%
Palladium	5,471	8,817	(37.9)%
Gold equivalent[2]	184,868	184,139	0.4%
Ounces sold
Gold	94,766	89,242	6.2%
Silver	4,484	5,018	(10.6)%
Palladium	4,907	3,668	33.8%
Gold equivalent[2]	155,049	154,815	0.2%
Sales price per ounce
Gold	$1,471	$1,210	21.6%
Silver	$17.09	$14.80	15.5%
Palladium	$1,535	$955	60.7%
Cash costs per ounce [1]
Gold [1]	$424	$418	1.4%
Silver [1]	$5.16	$5.04	2.4%
Palladium [1]	$271	$169	60.2%
Cash operating margin per ounce [1]
Gold [1]	$1,047	$792	32.2%
Silver [1]	$11.93	$9.76	22.2%
Palladium [1]	$1,264	$786	60.8%
Revenue	$223,595	$185,769	20.4%
Net earnings	$75,960	$34,021	123.3%
Per share	$0.17	$0.08	112.5%
Adjusted net earnings [1]	$72,692	$35,132	106.9%
Per share [1]	$0.16	$0.08	105.4%
Operating cash flows	$142,300	$108,413	31.3%
Per share [1]	$0.32	$0.24	33.3%
Dividends declared [1]	$40,197	$39,921	0.7%
Per share	$0.09	$0.09	0.0%

All amounts in thousands except gold, palladium and gold equivalent ounces produced and sold, per ounce amounts and per share amounts.

Highlights

●	Wheaton generated $142 million in operating cash flow in the third quarter of 2019, leading to a reduction in net debt of $146 million.

●

Attributable gold production was relatively unchanged primarily due to higher production at Salobo and San Dimas being offset by lower production at the Stillwater mines due to reported production for the third quarter of 2018 including some material processed in prior periods.

●	The increase in attributable silver production was primarily due to higher grades at Peñasquito.

●

The decrease in attributable palladium production was due to lower production at the Stillwater mines due to reported production for the third quarter of 2018 including some material processed in prior periods.

●	The increase in gold sales volume was due to positive changes in the balance of payable gold produced but not yet delivered to Wheaton, partially offset by lower production levels.

●

The decrease in silver sales volume was due to negative changes in the balance of payable silver produced but not yet delivered to Wheaton at Peñasquito, partially offset by the higher production levels.

●	The increase in adjusted net earnings was primarily due to higher margins resulting from increased realized prices for gold, silver and palladium sales of 22%, 15% and 61%, respectively.

●

Declared quarterly dividend of $0.09 per common share in accordance with Wheaton’s setting of a minimum quarterly dividend of $0.09 per common share for the duration of 2019, subject to the discretion of the Board of Directors.

●

In September, Wheaton joined the United Nations Global Compact and announced its endorsement of the World Gold Council’s Responsible Gold Mining Principles, demonstrating the company’s continued commitment to corporate sustainability.

Updating Production Guidance

●

Wheaton is updating production guidance for 2019, with estimated attributable gold production being increased to approximately 390,000 ounces due to continued outperformance primarily from the Salobo mine, while estimated attributable silver production has been adjusted to approximately 21 million ounces to reflect production interruptions at the Peñasquito mine. Forecast palladium production in 2019 remains unchanged at approximately 22,000 ounces.

●	For the five-year period ending in 2023, the Company continues to estimate that average annual gold equivalent production[2] will amount to 750,000 ounces.

“Wheaton’s portfolio of high-quality, long-life assets continues to deliver strong results with over $140 million in operating cash flow generated in the third quarter of 2019,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “Gold and silver prices increased on average approximately 17% over the previous year, while our cash flow and net earnings increased by over 30% and 100%, respectively. These solid results once again demonstrate the strength of Wheaton’s business model, which focuses on reducing risk while providing significant leverage to higher commodity prices.”

Financial Review

Revenues

Revenue was $224 million in the third quarter of 2019, on sales volume of 94,800 ounces of gold, 4.5 million ounces of silver and 4,900 ounces of palladium. This represents a 20% increase from the $186 million of revenue generated in the third quarter of 2018 due primarily to (i) a 22% increase in the average realized gold price ($1,471 in Q3 2019 compared with $1,210 in Q3 2018); (ii) a 15% increase in the average realized silver price ($17.09 in Q3 2019 compared with $14.80 in Q3 2018); and (iii) a 6% increase in the number of gold ounces sold; partially offset by (iv) an 11% decrease in the number of silver ounces sold.

Costs and Expenses

Average cash costs¹ in the third quarter of 2019 were $424 per gold ounce sold, $5.16 per silver ounce sold and $271 per palladium ounce sold, as compared with $418 per gold ounce, $5.04 per silver ounce and $169 per palladium ounce during the comparable period of 2018. This resulted in a cash operating margin¹ of $1,047 per gold ounce sold, $11.93 per silver ounce sold and $1,264 per palladium ounce sold, an increase of 32%, 22% and 61%, respectively, as compared with Q3 2018. The increase in the cash operating margin was primarily due to a 22%, 15% and 61% increase in the average realized gold, silver and palladium price, respectively, during Q3 2019 compared with Q3 2018.

Adjusted Net Earnings and Operating Cash Flows

Adjusted net earnings¹ and cash flow from operations in the third quarter of 2019 were $73 million ($0.16 per share) and $142 million ($0.32 per share¹), compared with adjusted net earnings¹ of $35 million ($0.08 per share) and cash flow from operations of $108 million ($0.24 per share¹) for the same period in 2018, an increase of 107% and 31%, respectively.

Balance Sheet

At September 30, 2019, the Company had approximately $152 million of cash on hand and $1.0 billion outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”). The Company uses excess cash to pay down the Revolving Facility, and during the three-month period ended September 30, 2019, the Company has repaid $82 million under the Revolving Facility. The average effective interest rate for the third quarter of 2019 was 4.02%.

Third Quarter Asset Highlights

Operational highlights for the quarter ended September 30, 2019, are as follows:

Salobo

In the third quarter of 2019, Salobo produced 73,600 ounces of attributable gold, virtually unchanged relative to the third quarter of 2018 as higher throughput was almost completely offset by lower grades and recovery. In Vale S.A.’s (“Vale”) Third Quarter 2019 Performance Report, Vale reports that in July, Salobo achieved all-time monthly production records for copper and gold. Vale also noted that physical completion of the expansion at Salobo is now 27%, including the completion of the concrete foundations for the mill and primary crusher bases and the arrival to site of the first loads related to the long-distance conveyor belt.

Peñasquito

In the third quarter of 2019, Peñasquito produced 2.0 million ounces of attributable silver, an increase of approximately 93% relative to the third quarter of 2018 primarily due to higher grades. As per Newmont Goldcorp Corporation’s (“Newmont”) third quarter MD&A, production at Peñasquito was impacted by the operation being placed into care and maintenance for 17 days in the third quarter of 2019 due to a blockade. The blockade was lifted in early October 2019; a gradual ramp up of operations started in late October while government-sponsored negotiations continue. Based on Newmont’s disclosure, the impact of the illegal blockade on Wheaton’s third quarter attributable production was approximately 0.4 million silver ounces.

Sudbury

In the third quarter of 2019, Vale’s Sudbury mines produced 6,600 ounces of attributable gold, an increase of approximately 2% relative to the third quarter of 2018 primarily due to higher grades. Throughput at the Sudbury mines is typically lower in the third quarter as a result of planned maintenance shutdowns occurring in the summer months. This was consistent in 2018 and 2019.

Constancia

In the third quarter of 2019, Constancia produced 0.7 million ounces of attributable silver and 5,200 ounces of attributable gold, an increase of approximately 1% and 42%, respectively, relative to the third quarter of 2018. As per Wheaton’s precious metals purchase agreement with Hudbay Minerals Inc. (“Hudbay”) relating to Constancia (the “Constancia PMPA”), should Hudbay fail to achieve a minimum level of throughput at the Pampacancha satellite deposit during 2018, 2019 and 2020, Wheaton will be entitled to an increased portion of gold from Hudbay. As per Hudbay’s MD&A for the first quarter of 2019, mining of the Pampacancha deposit is not expected to begin until later in 2020. Assuming ore production does not begin until 2020, the Company will be entitled to receive an additional 8,020 ounces of gold in 2019 and 2020 relative to the Constancia PMPA, with the deliveries to be made in quarterly installments, of which 2,005 ounces were received during the third quarter of 2019 and reported as production.

Stillwater

In the third quarter of 2019, the Stillwater mines produced 3,200 ounces of attributable gold and 5,500 ounces of attributable palladium, a decrease of approximately 49% for gold and 38% for palladium relative to the third quarter of 2018. The decreases relative to the third quarter of 2019 was largely due to reported production for the third quarter of 2018 including some material processed in prior periods. As part of the agreement, Wheaton was entitled to the attributable gold and palladium production for which an offtaker payment was received after July 1, 2018.

Other Gold

In the third quarter of 2019, total Other Gold attributable production was 4,300 ounces, a decrease of approximately 36% relative to the third quarter of 2018. The decrease was due primarily to the cessation of production at the Minto mine which was placed on care and maintenance in the fourth quarter of 2018. According to Pembridge Resources plc’s news release dated October 16, 2019, mining has restarted at Minto in October with milling operations recommencing on October 10, 2019. Wheaton does not currently include any additional production from Minto in its 2019 or five-year guidance.

Other Silver

In the third quarter of 2019, total Other Silver attributable production was 2.2 million ounces, a decrease of approximately 12% relative to the third quarter of 2018. The decrease was driven primarily by lower production from the Aljustrel mine partially offset by higher production from Zinkgruvan.

Development Update – Rosemont

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay stated that they believe that the Court has misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont. As such, Hudbay is working to appeal the Court’s decision to the U.S. Ninth Circuit Court of Appeals as they evaluate next steps for the project. As announced in August, Hudbay has suspended most of its early works activities at Rosemont and has deferred the previously announced process to identify a joint venture partner for Rosemont. Wheaton has not made any upfront payments to date relative to Rosemont nor included any production from Rosemont in its five-year guidance.

Produced But Not Yet Delivered 3

As at September 30, 2019, payable ounces attributable to the Company produced but not yet delivered amounted to 85,500 payable gold ounces, 4.2 million payable silver ounces and 4,200 payable palladium ounces, an increase of 4,300 payable gold ounces and 0.7 million payable silver ounces and a decrease of 300 payable palladium ounces during the three month period ended September 30, 2019. Payable gold ounces produced but not yet delivered increased primarily as a result of an increase related to the Salobo gold interest partially offset by a decrease at Sudbury. Payable silver ounces produced but not yet delivered increased slightly primarily as a result of increases related to the Peñasquito and Antamina silver interests. Payable ounces produced but not yet delivered to Wheaton are expected to average approximately two months of annualized production for silver and two to three months for both gold and palladium but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Dividend

Fourth Quarterly Dividend

The fourth quarterly cash dividend for 2019 of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on December 4, 2019 and will be distributed on or about December 16, 2019.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. For the purposes of this fourth quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms, including direct deposit, are available for download on the Company’s website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the ‘investors’ section, under the ‘dividends’ tab.

Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Outlook

Wheaton is updating production guidance for 2019. Estimated attributable gold production has been increased to approximately 390,000 ounces, up from 385,000 ounces previously forecast due to continued outperformance primarily from the Salobo mine. Estimated attributable silver production has been adjusted to approximately 21 million ounces from 22.5 million ounces to reflect production interruptions at the Peñasquito mine. Forecast production of palladium in 2019 remains unchanged at approximately 22,000 ounces. For the five-year period ending in 2023, the Company estimates that average annual gold equivalent production2 will amount to 750,000 ounces. As a reminder, Wheaton does not currently include any production from Hudbay’s Rosemont project nor the announced expansion at Salobo in its estimated average five-year production guidance4.

From a liquidity perspective, the $152 million of cash and cash equivalents as at September 30, 2019, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Friday, November 15, 2019, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	6890657
Live audio webcast:	Click here

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 22, 2019 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	6890657
Archived audio webcast:	Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P. Eng., Vice President, Mining Operations is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 Commodity price assumptions for the gold equivalent production and sales, including forecasts for 2019 and the five-year average, are unchanged since the original forecasts at $1,300 / ounce gold, $16 / ounce silver, $1,350 / ounce palladium, and $21 / pound of cobalt.

3 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.

4 In preparing the long-term production forecast, Wheaton has considered the impact of Vale’s announced approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up (the “Salobo Expansion”). However, readers are cautioned that Vale has not finalized its mine plan and as such, Wheaton has not included any production growth as a result of the Salobo Expansion.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30

(US dollars and shares in thousands, except per share amounts - unaudited)	2019	2018	2019	2018

Sales	$223,595	$185,769	$638,110	$597,421

Cost of sales

Cost of sales, excluding depletion	$64,624	$63,202	$194,796	$182,195

Depletion	63,396	64,684	193,180	184,444

Total cost of sales	$128,020	$127,886	$387,976	$366,639

Gross margin	$95,575	$57,883	$250,134	$230,782

General and administrative	14,028	8,779	42,811	30,507

Impairment charges	-	-	165,912	-

Earnings from operations	$81,547	$49,104	$41,411	$200,275

Gain on disposal of mineral stream interest	-	-	-	(245,715)

Other (income) expense	(3,533)	1,301	(709)	1,157

Earnings before finance costs and income taxes	$85,080	$47,803	$42,120	$444,833

Finance costs	11,871	12,877	39,123	27,351

Earnings before income taxes	$73,209	$34,926	$2,997	$417,482

Income tax recovery (expense)	2,751	(905)	5,618	2,805

Net earnings	$75,960	$34,021	$8,615	$420,287

Basic earnings per share	$0.17	$0.08	$0.02	$0.95

Diluted earnings per share	$0.17	$0.08	$0.02	$0.95

Weighted average number of shares outstanding

Basic	446,802	443,634	445,598	443,188

Diluted	447,849	444,120	446,467	443,727

Condensed Interim Consolidated Balance Sheets

	As at September 30	As at December 31
(US dollars in thousands - unaudited)	2019	2018

Assets

Current assets

Cash and cash equivalents	$151,626	$75,767

Accounts receivable	3,613	2,186

Current taxes receivable	100	210

Other	2,067	1,541

Total current assets	$157,406	$79,704

Non-current assets

Mineral stream interests	$5,797,752	$6,156,839

Early deposit mineral stream interests	31,741	30,241

Mineral royalty interest	3,036	9,107

Long-term equity investments	234,838	164,753

Investment in associates	935	2,562

Convertible note receivable	12,222	12,899

Property, plant and equipment	7,513	3,626

Other	13,416	10,315

Total non-current assets	$6,101,453	$6,390,342

Total assets	$6,258,859	$6,470,046

Liabilities
Current liabilities

Accounts payable and accrued liabilities	$23,491	$19,883

Current taxes payable	-	3,361

Current portion of performance share units	9,513	5,578

Current portion of lease liabilities	657	-

Other	16	19

Total current liabilities	$33,677	$28,841

Non-current liabilities

Bank debt	$1,013,500	$1,264,000

Lease liabilities	3,632	-

Deferred income taxes	134	111

Performance share units	6,472	5,178

Total non-current liabilities	$1,023,738	$1,269,289

Total liabilities	$1,057,415	$1,298,130

Shareholders’ equity

Issued capital	$3,583,654	$3,516,437

Reserves	87,758	7,893

Retained earnings	1,530,032	1,647,586

Total shareholders’ equity	$5,201,444	$5,171,916

Total liabilities and shareholders’ equity	$6,258,859	$6,470,046

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	2019	2018	2019	2018

Operating activities

Net earnings	$75,960	$34,021	$8,615	$420,287

Adjustments for

Depreciation and depletion	63,845	64,974	194,590	185,206

Gain on disposal of mineral stream interest	-	-	-	(245,715)

Gain on disposal of mineral royalty interest	(2,929)	-	(2,929)	-

Impairment charges	-	-	167,561	-

Interest expense	10,885	11,806	36,473	23,055

Equity settled stock based compensation	1,447	1,402	4,259	4,045

Performance share units	4,803	(85)	5,004	3,415

Income tax expense (recovery)	(2,751)	905	(5,618)	(2,805)

(Gain) loss on fair value adjustment of share purchase warrants held	(2)	12	5	123

Share in losses of associate	49	172	111	373

Fair value (gain) loss on convertible note receivable	(386)	927	677	2,217

Investment income recognized in net (loss) earnings	(205)	(109)	(745)	(611)

Other	(540)	(1,322)	130	(809)

Change in non-cash working capital	2,093	3,701	(421)	(1,142)

Cash generated from operations before income taxes and interest	$152,269	$116,404	$407,712	$387,639

Income taxes paid	(1,751)	(742)	(5,334)	(844)

Interest paid	(8,404)	(7,395)	(33,311)	(18,450)

Interest received	186	146	686	608

Cash generated from operating activities	$142,300	$108,413	$369,753	$368,953

Financing activities

Bank debt repaid	$(82,000)	$(28,000)	$(250,500)	$(214,000)

Bank debt drawn	-	452,000	-	824,500

Credit facility extension fees	(3)	-	(1,103)	(1,205)

Share purchase options exercised	12,662	-	33,055	1,027

Lease payments	(156)	-	(479)	-

Dividends paid	(32,609)	(33,873)	(96,124)	(98,462)

Cash (used for) generated from financing activities	$(102,106)	$390,127	$(315,151)	$511,860

Investing activities

Mineral stream interests	$(9)	$(506,171)	$(183)	$(1,116,406)

Early deposit mineral stream interests	(750)	(4,254)	(1,500)	(8,712)

Proceeds on disposal of mineral royalty interest	9,000	-	9,000	-

Net proceeds on disposal of mineral stream interests	-	(4,000)	-	226,000

Acquisition of long-term investments	-	(4,847)	(909)	(5,863)

Investment in associate	-	-	(132)	-

Proceeds on disposal of long-term investments	16,307	47,734	16,307	47,734

Dividend income received	20	20	59	60

Other	(313)	(664)	(1,520)	(3,089)

Cash used for investing activities	$24,255	$(472,182)	$21,122	$(860,276)

Effect of exchange rate changes on cash and cash equivalents	$(5)	$354	$135	$315

Increase in cash and cash equivalents	$64,444	$26,712	$75,859	$20,852

Cash and cash equivalents, beginning of period	87,182	92,661	75,767	98,521

Cash and cash equivalents, end of period	$151,626	$119,373	$151,626	$119,373

Summary of Ounces Produced

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017

Gold ounces produced ²

Salobo	73,615	67,056	60,846	76,995	72,423	67,466	64,896	80,341

Sudbury [3]	6,633	9,029	11,374	6,646	6,510	6,476	3,511	8,568

Constancia	5,172	4,533	4,826	4,266	3,634	3,281	3,315	2,947

San Dimas [4]	11,239	11,496	10,290	10,092	10,642	5,726	-	-

Stillwater	3,238	3,675	3,137	3,472	6,376	-	-	-

Other

Minto [5]	-	-	-	1,441	2,546	2,554	2,707	3,328

777	4,278	4,788	4,445	4,248	4,124	4,982	5,645	5,478

Total Other	4,278	4,788	4,445	5,689	6,670	7,536	8,352	8,806

Total gold ounces produced	104,175	100,577	94,918	107,160	106,255	90,485	80,074	100,662

Silver ounces produced [2]

San Dimas [4]	-	-	-	-	-	607	1,606	1,324

Peñasquito	2,031	702	1,595	1,455	1,050	1,267	1,450	1,561

Antamina	1,224	1,343	1,180	1,225	1,406	1,394	1,304	1,434

Constancia	686	552	635	695	682	552	598	621

Other

Los Filos	40	37	38	29	21	33	29	48

Zinkgruvan	630	631	479	608	530	453	565	619

Yauliyacu	620	627	528	233	597	719	550	335

Stratoni	131	172	143	149	165	211	137	131

Minto [5]	-	-	-	8	25	30	35	30

Neves-Corvo	431	392	498	509	458	421	405	305

Aljustrel	240	322	470	475	514	138	-	-

Lagunas Norte [6]	-	-	-	-	-	-	217	253

Pierina [6]	-	-	-	-	-	-	107	111

Veladero [6]	-	-	-	-	-	-	265	211

777	62	93	95	113	136	152	146	146

Total Other	2,154	2,274	2,251	2,124	2,446	2,157	2,456	2,189

Total silver ounces produced	6,095	4,871	5,661	5,499	5,584	5,977	7,414	7,129

Palladium ounces produced ²

Stillwater	5,471	5,736	4,729	5,869	8,817	-	-	-

GEOs produced [7]	184,868	166,483	169,506	180,936	184,139	164,043	171,328	188,408

SEOs produced [7]	15,020	13,527	13,772	14,701	14,961	13,329	13,920	15,308

Average payable rate [2]

Gold	95.1%	95.3%	95.6%	95.5%	95.4%	94.9%	94.7%	95.0%

Silver	85.2%	83.4%	83.0%	83.1%	83.5%	86.8%	89.7%	90.1%

Palladium	83.5%	87.6%	98.5%	96.4%	94.6%	n.a.	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	The Minto mine was placed into care and maintenance in October 2018.
6)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

Summary of Ounces Sold

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017

Gold ounces sold

Salobo	63,064	57,715	84,160	75,351	65,139	70,734	54,645	71,683

Sudbury [2]	7,600	8,309	4,061	4,864	2,560	4,400	5,186	12,059

Constancia	4,742	4,409	5,512	3,645	2,980	2,172	3,247	1,965

San Dimas [3]	11,374	10,284	11,510	8,453	9,771	3,738	-	-

Stillwater	3,314	3,301	2,856	3,473	2,075	-	-	-

Other

Minto [4]	-	765	3,307	2,674	796	2,284	1,763	2,020

777	4,672	5,294	3,614	4,353	5,921	3,812	5,132	6,568

Total Other	4,672	6,059	6,921	7,027	6,717	6,096	6,895	8,588

Total gold ounces sold	94,766	90,077	115,020	102,813	89,242	87,140	69,973	94,295

Silver ounces sold

San Dimas [3]	-	-	-	-	-	1,070	1,372	1,299

Peñasquito	1,233	912	1,164	901	1,241	1,547	1,227	1,537

Antamina	1,059	1,186	1,255	1,300	1,333	1,422	1,413	1,769

Constancia	521	478	735	629	567	410	574	491

Other

Los Filos	44	26	38	15	27	35	52	16

Zinkgruvan	459	337	232	543	326	297	391	597

Yauliyacu	574	542	15	317	697	521	360	642

Stratoni	126	240	80	78	125	171	148	110

Minto [4]	-	2	30	22	-	28	(1)	34

Neves-Corvo	243	194	265	240	234	178	169	119

Aljustrel	139	216	381	226	302	-	-	-

Lagunas Norte [5]	-	-	-	-	1	65	236	237

Pierina [5]	-	-	-	-	-	54	88	106

Veladero [5]	-	-	-	-	2	104	161	211

777	86	108	99	129	163	70	153	124

Total Other	1,671	1,665	1,140	1,570	1,877	1,523	1,757	2,196

Total silver ounces sold	4,484	4,241	4,294	4,400	5,018	5,972	6,343	7,292

Palladium ounces sold

Stillwater	4,907	5,273	5,189	5,049	3,668	-	-	-

GEOs sold [6]	155,049	147,755	173,255	162,205	154,815	160,627	148,055	184,061

SEOs sold [6]	12,598	12,005	14,077	13,179	12,579	13,051	12,029	14,955

Cumulative payable gold ounces PBND [7]	85,468	81,161	75,236	99,474	99,987	88,547	89,839	84,010

Cumulative payable silver ounces PBND [7]	4,165	3,418	3,591	3,184	3,015	3,375	4,126	3,828

Cumulative payable palladium ounces PBND [7]	4,163	4,504	4,754	5,282	4,671	-	-	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	The Minto mine was placed into care and maintenance in October 2018.
5)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
6)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

7)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	73,615	63,064		$1,471		$404		$383	$92,796	$43,155	$68,949	$2,627,534

Sudbury [4]	6,633	7,600		1,470		400		819	11,176	1,908	7,828	350,101

Constancia	5,172	4,742		1,471		404		361	6,978	3,351	5,234	112,252

San Dimas	11,239	11,374		1,471		606		310	16,737	6,323	9,571	197,927

Stillwater	3,238	3,314		1,471		263		519	4,876	2,285	4,005	231,512

Other [5]	4,278	4,672		1,470		419		462	6,870	2,754	4,912	15,089

	104,175	94,766		$1,471		$424		$417	$139,433	$59,776	$100,499	$3,534,415

Silver

Peñasquito	2,031	1,233		$16.81		$4.21		$3.06	$20,721	$11,755	$15,531	$378,587

Antamina	1,224	1,059		16.80		3.46		8.73	17,792	4,885	14,420	679,521

Constancia	686	521		16.81		5.95		7.50	8,764	1,752	6,953	233,225

Other [6]	2,154	1,671		17.57		6.70		2.79	29,354	13,510	16,895	492,029

	6,095	4,484		$17.09		$5.16		$4.81	$76,631	$31,902	$53,799	$1,783,362

Palladium

Stillwater	5,471	4,907		$1,535		$271		$470	$7,531	$3,897	$6,203	$252,465

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$223,595	$95,575	$160,501	$5,797,752

Other

General and administrative										$(14,028)	$(6,823)

Finance costs										(11,871)	(9,122)

Other										3,533	(505)

Income tax recovery										2,751	(1,751)

Total Other										$(19,615)	$(18,201)	$461,107

										$75,960	$142,300	$6,258,859

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Please refer to page 3 of this press release for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777 gold interest in addition to the non-operating Rosemont and Minto gold interests..
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended September 30, 2019 were as follows:

Three Months Ended September 30, 2019
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	184,868	155,049	$1,442	$417	$1,025	$409	$616

Silver equivalent basis [5]	15,020	12,598	$17.75	$5.13	$12.62	$5.03	$7.59

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

Three Months Ended September 30, 2018

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	72,423	65,139		$1,210		$400		$386	$78,815	$27,604	$52,760	$2,735,159

Sudbury [4]	6,510	2,560		1,218		400		795	3,117	58	1,948	370,331

Constancia	3,634	2,980		1,216		400		374	3,625	1,318	2,433	118,910

San Dimas	10,642	9,771		1,200		600		556	11,725	428	5,862	212,915

Stillwater	6,376	2,075		1,205		217		526	2,500	958	2,049	238,033

Other [5]	6,670	6,717		1,225		402		480	8,230	2,306	5,390	23,728

	106,255	89,242		$1,210		$418		$426	$108,012	$32,672	$70,442	$3,699,076

Silver

Peñasquito	1,050	1,241		$14.94		$4.17		$2.96	$18,544	$9,702	$13,369	$391,385

Antamina	1,406	1,333		14.98		2.98		8.70	19,956	4,398	16,235	721,388

Constancia	682	567		15.10		5.90		7.14	8,561	1,166	5,216	250,724

Other [6]	2,446	1,877		14.48		6.82		3.00	27,194	8,757	15,191	506,353

	5,584	5,018		$14.80		$5.04		$4.97	$74,255	$24,023	$50,011	$1,869,850

Palladium

Stillwater	8,817	3,668		$955		$169		$462	$3,502	$1,188	$2,882	$261,796

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,406

Operating results									$185,769	$57,883	$123,335	$6,224,128

Other

General and administrative										$(8,779)	$(5,464)

Finance costs										(12,877)	(8,351)

Other										(1,301)	(365)

Income tax expense										(905)	(742)

Total other										$(23,862)	$(14,922)	$361,890

										$34,021	$108,413	$6,586,018

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended September 30, 2018 were as follows:

Three Months Ended September 30, 2018

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	184,139	154,815	$1,200	$408	$792	$418	$374

Silver equivalent basis [5]	14,961	12,579	$14.77	$5.02	$9.75	$5.14	$4.61

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and; (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30

(in thousands, except for per share amounts)	2019	2018

Net earnings	$75,960	$34,021

Add back (deduct):

Share in losses of associate	49	172

(Gain) loss on fair value adjustment of share purchase warrants held	(2)	12

(Gain) loss on fair value adjustment of Kutcho Convertible Note	(386)	927

Gain on disposal of mineral royalty interest	(2,929)	-

Adjusted net earnings	$72,692	$35,132

Divided by:

Basic weighted average number of shares outstanding	446,802	443,634

Diluted weighted average number of shares outstanding	447,849	444,120

Equals:

Adjusted earnings per share - basic	$0.16	$0.08

Adjusted earnings per share - diluted	$0.16	$0.08

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30

(in thousands, except for per share amounts)	2019	2018

Cash generated by operating activities	$142,300	$108,413

Divided by:

Basic weighted average number of shares outstanding	446,802	443,634

Diluted weighted average number of shares outstanding	447,849	444,120

Equals:

Operating cash flow per share - basic	$0.32	$0.24

Operating cash flow per share - diluted	$0.32	$0.24

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended September 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018

Cost of sales	$128,020	$127,886

Less: depletion	(63,396)	(64,684)

Cash cost of sales	$64,624	$63,202

Cash cost of sales is comprised of:

Total cash cost of gold sold	$40,154	$37,287

Total cash cost of silver sold	23,142	25,295

Total cash cost of palladium sold	1,328	620

Total cash cost of sales	$64,624	$63,202

Divided by:

Total gold ounces sold	94,766	89,242

Total silver ounces sold	4,484	5,018

Total palladium ounces sold	4,907	3,668

Equals:

Average cash cost of gold (per ounce)	$424	$418

Average cash cost of silver (per ounce)	$5.16	$5.04

Average cash cost of palladium (per ounce)	$271	$169

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018

Total sales:

Gold	$139,433	$108,012

Silver	$76,631	$74,255

Palladium	$7,531	$3,502

Divided by:

Total gold ounces sold	94,766	89,242

Total silver ounces sold	4,484	5,018

Total palladium ounces sold	4,907	3,668

Equals:

Average realized price of gold (per ounce)	$1,471	$1,210

Average realized price of silver (per ounce)	$17.09	$14.80

Average realized price of palladium (per ounce)	$1,535	$955

Less:

Average cash cost of gold [1] (per ounce)	$(424)	$(418)

Average cash cost of silver [1] (per ounce)	$(5.16)	$(5.04)

Average cash cost of palladium [1] (per ounce)	$(271)	$(169)

Equals:

Cash operating margin per gold ounce sold	$1,047	$792

As a percentage of realized price of gold	71%	65%

Cash operating margin per silver ounce sold	$11.93	$9.76

As a percentage of realized price of silver	70%	66%

Cash operating margin per palladium ounce sold	$1,264	$786

As a percentage of realized price of palladium	82%	82%

1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	estimated future production as a result of the Salobo Expansion;
●	the commencement and timing of delivery of cobalt by Vale under the Voisey’s Bay cobalt purchase agreement;
●	the status of necessary permits for, and the commencement of production at, the Rosemont project;
●

the effect of the Servicio de Administración Tributaria (“SAT”) legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;

●	the repayment of the Kutcho convertible note;
●	the development and commencement of mining of the Pampacancha deposit at the Constancia mine;
●	proposed improvements at mining operations;
●	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	anticipated increases in total throughput;
●	the estimated future production (including increases in production, estimated grades and recoveries);
●	the future price of commodities;
●	the estimation of mineral reserves and mineral resources;
●	the realization of mineral reserve estimates;
●	the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);
●	the costs of future production;
●	reserve determination;
●	estimated reserve conversion rates and produced but not yet delivered ounces;
●	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
●	confidence in the Company’s business structure;
●	the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010;
●	possible audits for taxation years subsequent to 2015;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;
●

Wheaton is unable to sell its cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices or at all or there is a decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

●	Hudbay is unable to obtain, maintain and defend all necessary permits and decisions needed for the Rosemont project;
●

First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

●	Kutcho not being able to make payments under the Kutcho Convertible Note;
●	Hudbay will not commence development and /or mining of the Pampacancha deposit at the Constancia mine;
●	proposed improvements at mining operations will not be achieved;
●	that each party does not satisfy its obligations in accordance with the terms of the precious metal purchase agreements;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements, including the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	fluctuations in the price of commodities;
●

risks related to the mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located, and changes in project parameters as plans continue to be refined;

●

absence of control over the mining operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the mining operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
●

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	any reassessment of the Company’s tax filings and the continuation or timing of any such process being outside the Company’s control;
●	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
●	risks in assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;
●	credit and liquidity risks;
●	indebtedness and guarantees risks;
●	mine operator concentration risks;
●	hedging risk;
●	competition in the streaming industry;
●	risks related to Wheaton’s acquisition strategy;
●	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the mining operations to retain key management employees or procure the services of skilled and experienced personnel;
●	litigation risk associated with outstanding legal matters;
●	risks related to claims and legal proceedings against Wheaton or the mining operations;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks relating to security over underlying assets;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the mining operations other than precious metals or cobalt;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the mining operations;
●	risks relating to exploration, development and operations at the mining operations;
●	risks related to environmental regulations and climate change;
●	the ability of Wheaton and the mining operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the mining operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable infrastructure and employees to support the mining operations;
●	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
●	inability to replace and expand mineral reserves;
●

risks relating to production estimates from mining operations, including anticipated timing of the commencement of production by certain mining operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the mining operations;
●	the ability of Wheaton and the mining operations to obtain adequate financing;
●	the ability of the mining operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks relating to future sales or the issuance of equity securities; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	Vale is able to produce the estimated future production as a result of the Salobo Expansion;
●	Wheaton is able to sell cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices;
●	Hudbay is able to obtain, maintain and defend all necessary permits and decisions needed for the Rosemont project;
●	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
●	that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;
●	Hudbay will commence development and /or mining of the Pampacancha deposit at the Constancia mine or will deliver a delay payment in accordance with the precious metals purchase agreement;
●	proposed improvements at mining operations will be achieved;
●	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
●	that there will be no material adverse change in the market price of commodities;
●	that the mining operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive precious metal stream interests;
●	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;
●	that Wheaton will be successful in challenging any reassessment by the CRA;
●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
●	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
●	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
●

that Wheaton’s assessment of the impact of the CRA Settlement for years subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;

●	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed by Wheaton since January 1, 2019, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com